Exhibit 3.13

01:24:21 p.m. 06-03-2024 | 1 | 6468441520
3-Jun-2024 16:25 Kennedy McCann 6468441520 p.1

DocuSign Envelope ID: 41919989-DAA3-42AF-8D75-976947A89A70

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

- ☐ Certificate of Designation
- ☐ Certificate of Amendment to Designation - Before Issuance of Class or Series
- ☒ Certificate of Amendment to Designation - After Issuance of Class or Series
- ☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Go Green Global Technologies Corp. Entity or Nevada Business Identification Number (NVID): E0143572006-9
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing:
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing: Series A Preferred Stock
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued.
	☒ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Please see attached.
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X [signature] Signature of Officer Date: 5/30/2024

* Attach additional page(s) if necessary

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Filed in the Office of Secretary of State State Of Nevada Business Number E0143572006 - 9 Filing Number 20244104681 Filed On 6/3/2024 1:24:00 PM Number of Pages 3

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CERTIFICATE OF AMENDMENT

TO

DESIGNATION, PREFERENCES AND RIGHTS

OF

SERIES A PREFERRED STOCK

OF

GO GREEN GLOBAL TECHNOLOGIES CORP.

Go Green Global Technologies Corp. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the Nevada Revised Statutes (the “NRS”), hereby certifies as follows:

1. The name of the Corporation is Go Green Global Technologies Corp.

2. This Certificate of Amendment to the Corporation’s Certificate of Designation, Preferences and Rights of Series A Preferred Stock filed with the Secretary of State of the State of Nevada on August 14, 2014 (“Series A Preferred COD”) has been approved by (a) the Board of Directors of the Corporation and (b) the vote of the requisite stockholders pursuant to Section 78.1955(3) of the NRS.

3. Section 4 of the Series A Preferred COD entitled “Conversion” is amended and restated to read in its entirety as follows:

“Section 3. Conversion. The Series A Preferred Stock will automatically convert to Common Stock upon a Qualified Offering (as defined below) of the Company’s Common Stock based upon the size and price of such public offering or a sale of all or substantially all of the Company’s assets.

‘Qualified Offering’ means the sale by the Corporation or a Subsidiary of any securities which results in gross proceeds to the Corporation or a Subsidiary of $2 million or more.

‘Subsidiary’ means any legal entity which the Corporation owns, directly or indirectly, more than 50% of the stock or other equity interests , the holders of such stock or equity interests which are generally entitled to vote for the election of the board of directors or other governing body of such entity.”

4. Section 3 of the Series A Preferred COD entitled “Liquidation” is amended and restated to read in its entirety as follows:

“Section 4. Liquidation.

Upon Liquidation (as defined below, and the rights to payment upon Liquidation, ‘Liquidation Rights’), whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Junior Stock (as defined below), the holders of the Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, after (i) payment of or provision for the Corporation’s debts and liabilities and (ii) payment to the holders Series B Preferred Stock of (A) the Preference Value (as defined in the Certificate of Amendment to Designation of Series B Preferred Stock) plus (B) all declared but unpaid dividends for each share of Series B Preferred Stock: the highest of (i) the bid price quoted on the day of Liquidation, (ii) the price paid for such shares of Series A Preferred Stock, and (iii) the price per share established in any merger agreement. If upon any such Liquidation the remaining assets of the Corporation available for distribution to its stockholders, after payment in full of the Preference Value and declared but unpaid dividends to the holders of Series B Preferred Stock, shall be insufficient to pay the holders of shares of Series A Preferred Stock, then the holders of Series A Preferred Stock shall share ratably in any distribution of the remaining assets of the Corporation in proportion to the respective amounts which would otherwise be payable in respect to the shares of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

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‘Liquidation’ means any liquidation, dissolution, or winding up of the Corporation. For the avoidance of doubt, a consolidation or merger of the Corporation with or into any other corporation or corporations or other entity (other than a merger in which the Corporation is the survivor and the stockholders of the Corporation prior to such merger own more than a majority of the voting securities of the Corporation following such merger), a transaction or a series of related transactions in which the stockholders of the Corporation transfer a majority of the voting securities of the Corporation to any person or a sale, lease, or transfer of all or substantially all of the assets of the Corporation shall be deemed a liquidation, dissolution, or winding up of the Corporation.

‘Junior Stock’ means the Common Stock and such other classes or series of stock designated from time to time as having Liquidation Rights junior to those of the holders of Series A Preferred Stock.”

5. The heading of Section 4 of the Series A Preferred COD entitled “Reorganizations and Related Transactions” is amended to read as “Section 5. Reorganizations and Related Transactions.”

6. Except as set forth in this Certificate of Amendment to Designation, Preferences and Rights of Series A Preferred Stock, the Series A Preferred COD remains in full force and effect.

IN WITNESS WHEREOF, Go Green Global Technologies Corp. has caused this Certificate of Amendment to Designation, Preferences and Rights of Series A Preferred Stock to be signed by Danny G. Bishop, a duly authorized officer of the Corporation, on May 30, 2024.

By: /s/ Danny G. Bishop
Name: Danny G. Bishop
Title: Chief Executive Officer

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